April 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Mining Finance Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2016 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2016.

I, Sam J. Shoemaker, Jr., B.Sc., Registered Member SME, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report:

“A Mineral Resource Estimate For The Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, dated June 2, 2011 (the “Technical Report”).

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

/s/ Sam J. Shoemaker, Jr., B.Sc., Reg’d Mem SME
Sam J. Shoemaker, Jr., B.Sc., Reg’d Mem SME